EF Hutton America, Inc.

77 Water Street, 7th Floor

New York, NY 10005

August 28, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

EF Hutton America, Inc. (formerly EFH Group, Inc.)

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

File No. 000-55175

Dear Sir or Madam:

In response to your comment letter dated June 18, 2015, please note the following additional responses:

Financial Statements

Notes to Consolidated Financial Statements

Note 1 Nature of Operations, page 20

2.

Please revise the financial statements to include the spun-off assets and liabilities, results of operations and cash flows for the year ended December 2013 and for the period from January 1, 2014 through the date of the spin-off.  Consider, as applicable, the requirements for presentation as discontinued operations in your revised financial statements.

The financial statements have been revised to include the referenced periods.  The required financial statements have been audited and include the presentation of the spun-off assets and liabilities, results of operations and cash flows as discontinued operations.

Note 6 – Intangible Assets, page 23

3.

Please address the following regarding your acquisition of various trademarks and license rights, rights to computer programming code, and other intellectual property from EFH Wyoming:

d.

All disclosures required by ASC 820-10-50, applicable, for each asset class acquired have been added in the financial statements.

e.

The nature and extent of the restrictions on the common and Class B shares issued have been described, specifically the voting attributes of each class.

Additionally, please not the following.

1.

All of the assets purchased were brand-related assets.

2.

Trademarks are renewable after 10 years.  The Company intends to renew indefinitely.

3.

No processes were purchased, only brand related assets.  Footnote 6 has been revised for clarity.

The Company acknowledges that:

 - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Christopher Daniels

Christopher Daniels

Chief Executive Officer

EF Hutton America, Inc.